April 9, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Concur Technologies, Inc.
File No. 000-25137

Dear Ms. Jacobs:

We have received your letter of March 28, 2008, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Annual Report on Form 10-K filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the fiscal year ended September 30, 2007. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

1.	We note your filing of Form S-3ASR on September 14, 2007, which requires you to be a Well Known Seasoned Issuer (“WKSI”). However, your Form 10-K for the year-ended September 30, 2007 indicates that you are not a WKSI. We also note that your Form 10-K and your reporting history indicates you are an accelerated filer. Please provide us with an analysis of your filing status at the time your Form 10-K was filed and at the time the S-3ASR was filed.

Response:

In summary, the Company was an accelerated filer, not a large accelerated filer, at September 30, 2007, and was also a well-known seasoned issuer at that time as well as when it filed its Form S-3ASR in September 2007 and as of the time it filed its 2007 Annual Report on Form 10-K. The Company inadvertently indicated on the cover page of its Form 10-K that it was not a WKSI. Detailed analysis follows.

Securities and Exchange Commission

April 9, 2008

Accelerated Filer

The Company first determined that it was an accelerated filer as of the end of its fiscal year ending September 30, 2003 pursuant to the definition in the then effective Rule 12b-2 promulgated under the Securities Exchange Act of 1934.1 As of September 30, 2003, the Company had been subject to the requirements of section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months and had filed at least one annual report pursuant to section 13(a) or 15(d) of the Exchange Act. In addition, the Company was not eligible to use Forms 10-KSB and 10-QSB for its annual and quarterly reports because the Company had revenues in excess of $25,000,000. Finally, as of September 30, 2003, the Company had an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of approximately $303 million.

Since September 30, 2003, the Company has periodically reevaluated and reaffirmed its status as an accelerated filer (and as a large accelerated filer after the changes to Rule 12b-2 in 2005). The aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of the Company as of the last business day of the second fiscal quarter in each of 2004, 2005, 2006, and 2007 was approximately $320 million, $250 million, $632 million, and $579 million, respectively. Therefore, the Company continued to be an accelerated filer for each of these fiscal years.

Well Known Seasoned Issuer

On September 14, 2007, the Company filed a shelf registration statement on Form S-3ASR. The Company determined that it was eligible to use that form, as a well known seasoned issuer (“WKSI”). As of several dates within 60 days prior to the date of filing of the Form S-3ASR the Company had a worldwide market value of its outstanding voting and non-voting common equity held by non-affiliates in excess of $700 million; for example. as of July 31, 2007 the nonaffiliate float was approximately $780 million. The Company also determined that it met the requirements of General Instruction I.A. of Form S-3 and was not an “ineligible issuer” under Rule 405 promulgated under the Securities Act of 1933, an asset-backed issuer as defined in Item 1101 of Regulation AB, an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940.

[1]

The then effective Rule 12b-2 defined “accelerated filer” as an issuer after it first meets the following conditions as of the end of its fiscal year: (i) the aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer is $75 million or more; (ii) the issuer has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months; (iii) the issuer has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act; and (iv) the issuer is not eligible to use Forms 10-KSB and 10-QSB for its annual and quarterly reports.

Securities and Exchange Commission

April 9, 2008

On December 14, 2007, the Company filed its Annual Report on Form 10-K for the fiscal year ended September 30, 2007. The cover page of Form 10-K includes a check box for issuers to indicate if they are considered a WKSI at the time of the filing of the Form 10-K, and the Company inadvertently checked the box that it was not a WKSI. As of December 13, 2007, the Company had a worldwide market value of its outstanding voting and non-voting common equity held by non-affiliates of approximately $1.44 billion, met the requirements of General Instruction I.A. of Form S-3 and was not an “ineligible issuer” under Rule 405 promulgated under the Securities Act, an asset-backed issuer as defined in Item 1101 of Regulation AB, an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940. Therefore, the company should have checked the box confirming that it is a WKSI.

Item 9A.	Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 72

2.	Internal control over financial reporting is defined in Rule 13a– 15(f) under the Exchange Act. As you have included only a portion of the definition of internal control over financial reporting with your report, please confirm that in future filings you will ensure that the disclosure will include the entire definition or a reference to the rule provision.

Response:

We confirm that in future filings we will include the entire definition of internal control over financial reporting as it appears in Rule 13a-15(f) promulgated under the Exchange Act, or we will reference to the definition in Rule 13a-15(f) promulgated under the Exchange Act.

*  *  *

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 9, 2008

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact John Adair, our Chief Financial Officer, at (425) 497-6439, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele
Kyle R. Sugamele Chief Legal Officer

cc:	John Adair, Concur Technologies
Scott Davison, Grant Thornton LLP
Horace Nash, Fenwick & West LLP
LaTonya Reynolds, SEC